Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 4 DATED AUGUST 7, 2018

TO THE PROSPECTUS DATED APRIL 23, 2018

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated April 23, 2018, as supplemented by Supplement No. 1 dated May 4, 2018, Supplement No. 2 dated May 15, 2018 and Supplement No. 3 dated July 18, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering;

•	the acquisition of a property; and

•	information regarding our borrowings.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of August 6, 2018, we had issued 2,453,629 shares of our common stock (consisting of 1,516,076 Class A Shares, 665,878 Class T Shares and 271,675 Class I Shares) in our offering for gross proceeds of approximately $63.1 million. As of August 6, 2018, $1.186 billion of shares remained available for sale pursuant to our offering.

Our primary offering is expected to terminate on March 23, 2019, unless extended by our board of directors as permitted under applicable law and regulations.

Property Acquisition

Alliance Data Systems Office Building – Columbus, Ohio

On July 31, 2018, we acquired, through our operating partnership, together with a subsidiary of our sponsor, Cantor Fitzgerald Investors, LLC, or CFI, an office building, or the ADS Property, located in Columbus, Ohio at a contract purchase price of $46,950,000.00, exclusive of closing costs. The fee simple interest in the ADS Property is held by a single purpose limited liability company, or the SPE, the parent, or the Sole Member, of which we own 67% and CFI owns 33% of the membership interests. The ADS Property was acquired from ADS Place Phase III, LLC, or the Seller. Seller is a third party and not affiliated with us or CFI.

The ADS Property is 100% leased to Comenity Servicing LLC, a subsidiary of Alliance Data Systems Corporation, which serves as the guarantor of the lease. The lease is net whereby the tenant is responsible for operating expenses, real estate taxes, insurance, utilities, repairs, maintenance and capital expenditures, in addition to its obligation to pay base rent.

The following table provides certain information about the ADS Property:

Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Year One Rent	Rental Escalations	Tenant Renewal Options
September 13, 2017	September 13, 2032	241,493	$3,104,701	1.07% annual rent escalations	One 10-year renewal option

We funded our pro rata portion of the purchase price and acquisition expenses with proceeds from our offering. The ADS Property was acquired with the proceeds of contributions from the Sole Member’s members and a loan from Cantor Commercial Real Estate Lending, L.P., or CCRE, described in the “Information Regarding our Borrowings” section of this Supplement. We intend, but are not obligated, to purchase 100% of the membership interests in the Sole Member from CFI. The purchase price for any membership interests we purchase from CFI will be equal to the equity contributed by CFI in exchange for such membership interests.

The SPE is currently managed by a subsidiary of CFI. The ADS Property will be managed by RDN Property Management, LLC, an affiliate of our sponsor, pursuant to a property management agreement.

We believe that the ADS Property is adequately covered by insurance.

Information Regarding our Borrowings

CCRE Loan

On July 31, 2018, in connection with the purchase of the ADS Property, the SPE entered into a loan agreement, or the ADS Loan with CCRE with an outstanding principal amount of $26,550,000. The ADS Loan provides for monthly interest payments and bears interest at an initial fixed rate of 4.9425% per annum. The ADS Loan matures on September 12, 2032 and may be prepaid (a) subject to customary prepayment provisions on or after August 6, 2020 and (b) without penalty on or after June 6, 2028; provided that in each case the ADS Loan may be prepaid in whole, but not in part. The anticipated repayment date of the ADS Loan is August 6, 2028, or the Anticipated Repayment Date. To the extent the ADS Loan has not been repaid by the Anticipated Repayment Date, excess cash flow from the ADS Property will be held as additional security and applied to the repayment of the outstanding principal and the ADS Loan will bear interest at an increased rate of 2.50% per annum plus the greater of (a) 4.9425% and (b) the ten year swap yield as of the first business day after the Anticipated Repayment Date. The ADS Loan contains customary events of default. As is customary in such financings, if an event of default occurs under the ADS Loan, the lender may accelerate the repayment of the outstanding principal amount and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period. CF Real Estate Holdings, LLC, or the Guarantor, an affiliate of CFI, has guaranteed (x) any losses that the lender may incur as a result of the occurrence of certain bad acts of the borrower and (y) the repayment of the ADS Loan upon the occurrence of certain other significant events, including bankruptcy. Additionally, the Guarantor has agreed to indemnify the lender against certain environmental liabilities. If our operating partnership acquires 95% of the membership interests of the SPE, we will replace the Guarantor with respect to the guarantee and the environmental indemnification and our operating partnership will become the managing member of the Sole Member.